Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(unaudited)
(in thousands, except ratios)

	Thirty-Six Weeks Ended
	May 5, 2007	May 6, 2006
Earnings
Income before income taxes	$595,871	$563,813
Fixed charges	114,374	106,264
Less: Capitalized interest	(999)	(1,382)
Adjusted earnings	$709,246	$668,695

Fixed charges
Gross interest expense	$82,706	$74,851
Amortization of debt expense	1,204	1,047
Interest portion of rent expense	30,464	30,366
Total fixed charges	$114,374	$106,264

Ratio of earnings to fixed charges	6.2	6.3

	Fiscal Year Ended August
	2006	2005	2004	2003	2002
	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)
Earnings
Income before income taxes	$902,036	$873,221	$905,902	$833,007	$691,148
Fixed charges	156,976	144,930	130,278	121,129	98,688
Less: Capitalized interest	(1,985)	(1,079)	(813)	(791)	(437)
Adjusted earnings	$1,057,027	$1,017,072	$1,035,367	$953,345	$789,399

Fixed charges
Gross interest expense	$110,568	$102,341	$89,600	$79,301	$78,183
Amortization of debt expense	1,559	2,343	4,230	7,334	2,283
Interest portion of rent expense	44,849	40,246	36,448	34,494	18,222
Total fixed charges	$156,976	$144,930	$130,278	$121,129	$98,688

Ratio of earnings to fixed charges	6.7	7.0	7.9	7.9	8.0